

AKT Pictures, LLC (the "Company") a California LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AKT Pictures, LLC

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 4th, 2021

Vincenzo Mongio

AKT Pictures, LLC.
Balance Sheet
As of December 31, 2019 and 2018

	2019	2018
Assets		
Cash	$ 9	$ 141
Total Current Assets	$ 9	$ 141
Total Assets	$ 9	$ 141
Liabilities		
Credit Card Payable	$ 700	$ (14)
Total Liabilities	$ 700	$ (14)
Member's Equity		
Member Capital	$ 8,013	$ 1,194
Retained Earnings	$ (8,704)	$ (1,039)
Total Member's Equity	$ (692)	$ 155
Total Liabilities and Member's Equity	$ 9	$ 141

AKT Pictures, LLC.
Statement of Operations
For the Years Ended December 31, 2019 and 2018

	2019	2018
Income		
Revenue	$ 259	$ 14,509
Total Income	$ 259	$ 14,509
Cost of Sales	$ -	$ 5,300
Gross Profit	$ 259	$ 9,209
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses	$ 7,952	$ 10,473
Total Selling, General and Administrative Expenses	$ 7,952	$ 10,473
Net Loss from Operations	$ (7,692)	$ (1,264)
Other Income	$ 27	$ 225
Net Income	$ (7,666)	$ (1,039)

AKT Pictures, LLC.
Statement of Cash flows
For the Years Ended December 31, 2019 and 2018

		2019		2018
Cash flows from Operating Activities:				
Net Loss	$	(7,666)	$	(1,039)
Adjustments to reconcile net loss to net cash from operating activities				
Change in short-term liabilities	$	714	$	(14)
Net Cash provided by Operating Activities	$	(6,951)	$	(1,053)
Cash Flows from Investing Activities:				
Net Cash provided by Investing Activities	$	-	$	-
Cash Flows from Financing Activities:				
Contributions from Member	$	11,589	$	6,074
Distributions to Member	$	(4,770)	$	(4,880)
Net Cash provided by Financing Activities	$	6,819	$	1,194
Net (decrease) increase in Cash and Cash equivalents	$	(132)	$	141
Cash and Cash Equivalents at the beginning of the period	$	141	$	-
Cash and Cash Equivalents at the end of the period	$	9	$	141

AKT Pictures, LLC.
Statement of Changes in Owner's Equity
As of December 31, 2019

Balance as of 3/14/2018 (Inception)	$	-
Capital Contribution	$	6,074
Capital Distributions	$	(4,880)
Net Loss	$	(1,038)
Balance as of 12/31/2018	$	155
Capital Contribution	$	11,588
Capital Distributions	$	(4,770)
Net Loss	$	(7,665)
Balance as of 12/31/2019	$	(691)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AKT Pictures, LLC ("the Company") was formed in California on March 14th, 2018. The company plans to earn revenue by producing a motion picture.

The company will conduct a crowdfunding campaign under regulation CF in the first quarter of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company's tax obligations are the responsibility of its members as the company is a passthrough entity for tax purposes.

Recent accounting pronouncements
Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company contributions and distributions for the periods ending 2018 and 2019 were contributed by and paid to the sole shareholder and CEO.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

7

NOTE 5 – DEBT

None

NOTE 6 - EQUITY

The company is an LLC. All profits and losses are allocated to each member in proportion to their pro rata capital investment balance.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 27th, 2020, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and

stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.